Exhibit 99.1
AirMedia Appoints Qing Xu as Executive President
Beijing, China — June 7, 2010 — AirMedia Group Inc. (“AirMedia”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced the appointment of Qing Xu as Executive President of AirMedia, effective June 7, 2010.
“We are very pleased to have Mr. Xu take up a senior executive role in our Company as he is already very familiar with our operations and management. He is one of our founders and has been a member of our board of directors since October 2005. Mr. Xu will leverage his longstanding relationships with state-owned enterprises in China to add further strength to our sales operations. We welcome his increased involvement in the Company and look forward to continue benefiting from his valuable experience,” remarked Herman Guo, chairman and chief executive officer of AirMedia.
Mr. Xu commented: “I am excited to step in as executive president of AirMedia and have enjoyed working with AirMedia’s senior management since the Company’s inception. I will use my experience and expertise to help drive the execution of the Company’s strategy and key projects.”
About Qing Xu
Mr. Xu is one of AirMedia’ founders and has been a member of AirMedia’s board of directors since October, 2005. Mr. Xu has also been a member of board of directors of Zhong Yuan Guo Xin Credit Guarantee Co., Ltd. since 2003. From 1997 to 2005, he co-founded Beijing Sunshine Media Co., Ltd. with Herman Guo and served as deputy general manager. Mr. Xu also worked in the First Secretariat of the State Council from 1984 to 1991 and served in the Chinese People’s Liberation Army from 1977 to 1984. Mr. Xu received an associate degree in Business Administration from Beijing Normal University in 1996.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 37 major airports, including 25 out of the 30 largest airports in China. AirMedia also operates digital frames in 32 major airports, including the 15 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by eight airlines, including the three largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Investor Contact:
Raymond Huang
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Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
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